Exhibit 21.1

Subsidiaries of Poshmark, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Poshmark Pty Ltd.	Australia
Poshmark Canada Inc.	Canada
Poshmark India Private Limited	India
Poshmark Online Marketplace Private Limited	India
Poshmark Limited	United Kingdom
Suede One, Inc.	Delaware